July 14, 2025

Michael McLaren
Chairman and Chief Executive Officer
Safe & Green Holdings Corp.
990 Biscayne Blvd.
Suite 501
Miami FL, 33132

       Re: Safe & Green Holdings Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 10, 2025
           File No. 001-38037
Dear Michael McLaren:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Ross Carmel